EXHIBIT 12

Exhibit 12. Statement re computation of ratios

TORCHMARK CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

		Year Ended December 31,
	2007	2006	2005	2004	2003
Earnings before fixed charges: Pre-tax earnings	$796,805	$773,570	$731,521	$720,801	$653,112
Fixed charges	69,533	75,133	62,775	58,220	57,695

Earnings before fixed charges	$866,338	$848,703	$794,296	$779,021	$710,807

Fixed charges:
Interest expense*	$67,089	$71,899	$60,290	$55,881	$55,565
Amortization of bond issue costs	475	1,237	644	610	570
Estimated interest factor of rental expense	1,969	1,997	1,841	1,729	1,560

Total fixed charges	$69,533	$75,133	$62,775	$58,220	$57,695

Ratio of earnings to fixed charges	12.5	11.3	12.7	13.4	12.3

Earnings before fixed charges	$866,338	$848,703	$794,296	$779,021	$710,807
Interest credited for deposit products	66,434	61,940	63,049	64,470	67,618

Adjusted earnings before fixed charges	$932,772	$910,643	$857,345	$843,491	$778,425

Fixed charges	$69,533	$75,133	$62,775	$58,220	$57,695
Interest credited for deposit products	66,434	61,940	63,049	64,470	67,618

Adjusted fixed charges	$135,967	$137,073	$125,824	$122,690	$125,313

Ratio of earnings to fixed charges including interest credited on deposit products as a fixed charge	6.9	6.6	6.8	6.9	6.2

Rental expense	$5,967	$6,050	$5,579	$5,238	$4,727
Estimated interest factor of rental expense (33%)	1,969	1,997	1,841	1,729	1,560

*	There was no interest capitalized in any period indicated.